Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, Indiana 46802

Mary Jo Ardington
Associate General Counsel
Phone: 260-455-3917
MaryJo.Ardington@LFG.com

VIA Email & EDGAR

May 29, 2013

Alberto H. Zapata
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:           Lincoln National Variable Annuity Account L
The Lincoln National Life Insurance Company
Initial Registration Statements on Form N-4
Filing Nos.: 333-187072, 333-187071, 333-187070, 333-187069

Dear Mr. Zapata:

This letter is in response to your comments provided to me on May 28, 2013.  Attached is the prospectus from Filing No. 333-187072 which has been blacklined to the previously filed version.  Identical changes were made to the other three filings.

1.	Cover page: 2nd sentence: The word “primarily” was removed since the prospectus will only be used with qualified retirement plans.

2.	Cover page and page 11: The word “contracts” was changed to “contract” throughout the prospectus, where applicable, so that the references are consistent.

3.	Page 18: Surrenders and Withdrawals: The disclosure relating to 403(b) distributions was revised.

If you have further questions, please call me at 260-455-3917.

Sincerely,

/s/Mary Jo Ardington

Mary Jo Ardington
Associate General Counsel